                                                                   EXHIBIT 99.1


                  [MET-COIL SYSTEMS CORPORATION LETTERHEAD]


                         MET-COIL SYSTEMS CORPORATION
                             REPORTS 27% INCREASE
                          IN THIRD QUARTER REVENUES


CEDAR RAPIDS, IA - April 7, 1998 - Met-Coil Systems Corporation (METS), a supplier of advanced sheet metal fabricating equipment and glass processing technologies for the global market, reported a 27% increase in revenues for the third fiscal quarter from a year ago and a 28% increase for the nine months.

"Operations continue to perform strongly and order entry remains solid", reported Jim Heitt, President and Chief Operating Officer of Met-Coil.

THIRD QUARTER AND NINE-MONTH PERFORMANCE

Revenues in the quarter ended February 28, 1998 totaled $11 million, up from $8.7 million in the same quarter a year ago. For the first nine months of the year, revenues totaled $33.9 million, up from $26.4 million a year earlier, which is an increase of 28%.

Net income for the quarter ended February 28, 1998 was $437,000, or $.09 earnings per share compared to a third quarter net loss last year of $1,242,000 ($.43 loss per share), which included non-operating write-downs of $1,364,000.

Net income for the nine months ended February 28, 1998 was $1,276,000, or $.25 earnings per share. A year ago the Company reported a net loss of $513,000, or $.28 loss per share for nine months.

Order backlog remained consistent at $14.0 million as of February 28, 1998 and 1997.

Met-Coil is headquartered in Cedar Rapids, Iowa. Its operating units and affiliates include Iowa Precision Industries also in Cedar Rapids; The Lockformer Company in Lisle, Illinois; Met-Coil Ltd., Ayase, Japan and Met-Coil Ltd.- USA in Lisle, Illinois. The Company markets its machinery and metal fabrications systems primarily through a worldwide distributor network.

                                    # # #



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                                                                   Page 18 of 18


                         MET-COIL SYSTEMS CORPORATION
                 Condensed, Consolidated Financial Highlights


                                              Fiscal 1998                             Fiscal 1997
                                       3 Qtr    2 Qtr    1 Qtr              4 Qtr    3 Qtr    2 Qtr    1 Qtr

INCOME STATEMENT DATA:
(in thousands except per share data)
--------------------------------------------------------------------------------------------------------------
REVENUES                             $11,032  $12,444  $10,454            $10,440  $ 8,712  $ 9,013  $ 8,679
Cost of goods sold                     8,684    9,606    8,028              7,732    6,986    6,944    6,861
Operating expenses                     1,463    1,618    1,691              1,818    1,552    1,387    1,196
--------------------------------------------------------------------------------------------------------------
Operating income                         885    1,220      735                890      174      682      622

Income before income taxes               437      662      177              1,089   (1,242)     149      582
Income taxes                               0        0        0                  0        0        0        0
--------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                    $   437  $   662  $   177            $ 1,089  $(1,242) $   149  $   582

Preferred stock
dividends and accretion                  160      160      160                193      117      117      117
--------------------------------------------------------------------------------------------------------------

Net income (loss) applicable
to common stock                      $   277  $   502  $    17            $   896  $(1,359) $    32  $   465
==============================================================================================================

Earnings (loss)
per common share                     $  0.09  $  0.15  $  0.01            $  0.28  $ (0.43) $  0.01  $  0.15
==============================================================================================================



BALANCE SHEET DATA:
(in thousands except per share data)
--------------------------------------------------------------------------------------------------------------
Total assets                         $22,342  $22,096  $23,043            $23,525  $23,009  $24,489  $25,081


Revolving credit line                  2,892    2,958    2,613              2,371    2,515    2,895    2,896

Long-term debt                         7,746    8,536    8,786             11,237   11,226   12,026   12,415

Preferred stock,                       4,348    4,248    4,142              4,036    3,898    3,835    3,771
  convertible and redeemable

Stockholders' equity (deficit)          (830)  (1,164)  (1,475)            (1,598)  (2,236)  (1,313)  (1,335)

Order backlog                        $14,058  $13,581  $16,857            $12,903  $14,221  $11,391  $12,188

Share price                          $  3.00  $  3.06  $  3.38            $  2.06  $  1.50  $  1.75  $  2.25
                                     =======  =======  =======            =======  =======  =======  =======